

MAIL STOP 3561

June 8, 2007

Mr. Richard Goldstein
Chairman and Chief Executive Officer
Courtside Acquisition Corp.
1700 Broadway
New York, NY 10019

> **Re: Courtside Acquisition Corp.**
> **Amendment No. 2 to Proxy Statement on Schedule 14A**
> **Filed June 4, 2007**
> **File No. 000-32549**

Dear Mr. Goldstein:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note your response to prior comment 57 from our letter dated May 29, 2007. Revise where appropriate to quantify the consideration for "the acquisition of the business in 2004."

2.   We note your response to prior comment one from our comment letter dated May 29, 2007. Please clarify whether these meetings were open to all investors, and, if not, state how the company determined with whom to meet.

Cover Letter

3.   Please revise the first bullet point to state that the total consideration is approximately $206 million, per the fairness opinion, or advise.

Summary of the Proxy Statement, page 10

4.   Please revise your disclosure in all appropriate sections to include your response to our prior comment 10.

5.   We note that the company has revised its disclosure on page 12 under "Acquisition Consideration" in response to our prior comment 11. However, we believe that additional clarification is warranted. As one non-exclusive example, you indicate that the purchase price will be increased based on the April 30, 2007 working capital for the Columbus assets. As April 30, 2007 has now past, we believe that this disclosure ought to be more definitive. Please revise or advise.

6.   We note your response to our prior comment 12 requesting that you disclose the names of the vendors and service providers that have provided waivers. We still believe that the names of the firms, as well as the amounts owed, are important to investors. Please revise to disclose this information, or provide a more detailed analysis supporting its exclusion.

7.   We note your response to prior comment 9. Please revise to clarify the term "circulation" to approximately 1.386 million households given that your newspapers are free. Are they distributed primarily as inserts? It is unclear how your newspapers are delivered and the extent to which they are merely available in, for example, public places. Revise accordingly.

8.   In this regard, please revise to indicate, if true, that advertising revenue in free newspapers or newspaper inserts constitutes your most significant source of income, quantifying the approximate amount.

Risk Factors, page 27

9.   We note that the company has responded to our prior comment 5. Please revise to disclose the size of the Columbus operations relative to the target operations.

10.   Please revise your page 31 risk factor to disclose the amount of cash expected to be available to the company immediately following the merger after the payment of merger related costs and expenses, as requested by our prior comment 13. Your revised disclosure should quantify these amounts assuming 0%, 5.3% and 19.9% conversions.

11.   We note that the company has revised its page 31 risk factor in response to our

comments. Your current disclosure indicates that you would be obligated to close the transaction even if the BOM financing fell through and also makes reference to the fact that your calculations assume no issuance of shares. In an appropriate section – not the risk factors – please discuss the efforts that the company has taken to mitigate this potential risk. In addition, please revise to disclose whether the company has discussed or taken steps to undertake a private placement financing. With respect to the foregoing sentence, we acknowledge existing disclosure indicating that $12,500,000 worth of shares may be issued to ACN shareholders in lieu of cash consideration.

12. We do not believe that the company has responded entirely to our prior comment 15. Please revise to further discuss the increased level of risk to ACN associated with having a leverage ratio that would appear to be higher than historical ratios as a result of the addition of the acquisition related debt.

13. Your risk factor disclosure indicates that the $700,000 deposit would be treated as liquidated damages in the event that you were unable to consummate the acquisition. However, clause 8.3(b) of the asset purchase agreement would seem to imply that the seller has the option of accepting the deposit as liquidated damages, but is not required to. Please direct us to the language that would require the seller to accept the deposit as liquidated damages in full settlement of a breach by the purchaser. Alternatively, please revise your disclosure to further address the consequences of a breach of the agreement by the company.

Special Meeting of Courtside Stockholders, page 38

14. We note the response to prior comment 70. Please revise the reference to "such other persons who may be interested in Courtside" to identify the class or classes of such individuals and quantify the participants. Also, clarify how EarlyBirdCapital determined who they would introduce you to.

The Acquisition Proposal, page 43

15. Please provide the share information requested in prior comment 21.

16. We note your response to prior comment 24. Please provide a detailed analysis regarding the application of Regulation M to the proposed distribution and ACN's participation in it. In particular, if you believe that Regulation M does not apply, address ACN's right under the merger agreement to purchase shares in unregistered transactions and later receive profits to the extent such purchases are below $5.70 and the transaction is consummated. We may have further comment.

17. Similarly, please provide an analysis of the application of Regulation M to the "road shows" and any encouragement by Courtside directed toward purchasers in the open market or private transactions.

18.   We note your response to prior comment 44 and your revised disclosure adding
       EBITDA figures on page 84 comparing ACN's EBITDA to those of other
       companies. Please revise the discussion of the fairness opinion and your
       comparisons to fully address your disclosure on page 170 that your EBITDA
       "may differ from and may not be comparable to similarly titled measures used by
       other companies."

Financing Commitments, page 48

19.   We note that the company has added disclosure indicating that it has engaged
       BMO Capital Markets to assist it with finding "less costly financing" to its senior
       notes, and that BMO will receive a 5% fee from the sale of any securities. Please
       update your disclosure to the extent practicable. In addition, please address the
       risk that you may enter into a dilutive private placement or other transaction
       whose terms will not be reviewable by shareholders in connection with the
       proposed transaction.

Additional Financing Requirements, page 54

20.   Please revise to clarify on what basis the company "believes that it will be able to
       obtain financing" to cover the shortfall created by shareholder conversions.
       Clarify what the company means by commercially reasonable terms given
       potentially higher interest rates compared to its other borrowings.

21.   In your response to our prior comment 30 you indicate that the proceeds from the
       trust fund must equal $75 million in order for you to obtain financing from the
       Bank of Montreal (BOM). You estimate on the cover page that you will have
       $78,150,000 available to fund the purchase price. However, depending on the
       level of conversions, it is possible that the merger could be approved by your
       shareholders while simultaneously leaving you with less than the $75 million
       BOM threshold. Please revise here, risk factors and where appropriate to address
       the possibility that you will have to replace the entire BOM financing.

Factors Considered by the Board of Directors, page 65

22.   We note your response to prior comment 45. Please revise here, the summary and
       pages 27-28 to address in quantitative and qualitative terms your ability to cover
       payments on both interest and principal over the next several years, including the
       payment of the remaining balance of $77 million due in 6 years (2013, when the
       balance will be due). With a view to disclosure, advise us if the board of directors
       considered it a negative factor that you will be required to refinance the loans
       used to purchase ACN assuming your cash from operations does not cover
       interest and principal payments in the next 6 years.

Interests of Courtside's Directors and Officers in the Acquisition, page 72

23.   We note that the company has added disclosure indicating that Messrs. Goldstein, Greenwald, Aboodi, and certain of their affiliates have made open market stock purchases pursuant to 10b5-1 plans. With a view to disclosure, please:

 a. Clarify how these purchasers will vote these shares, including a statement indicating the percentage of public shares represented by their shares;

 b. If these shares will be voted in favor of the transaction, clarify that these purchases make the approval of the transaction more likely; and

 c. Please fill in the blanks in your existing disclosure.

Capitalink Fairness Opinions, page 73

24.   We note that the company has added disclosure that it anticipates an improvement in its EBITDA margin to 29.2% by FY 2010. Based on disclosure on page 70 this would make you the most profitable (as measured by EBITDA) of your three peers. Please revise to clarify your basis for this assumption.

Capitalink Fairness Opinions, page 73

25.   Please clarify whether the discounted cash flow analysis prepared by Capitalink valued ACN based on its present capitalization structure or assumed some other financing – including the contemplated transaction – as part of its projections.

Pro Forma Financial Statements, page 94

26.   We note your response to prior comment 67 of our letter dated May 29, 2007. Please revise your disclosure in pro forma adjustment (iii) on page 99 to eliminate the reference to the appraisals of principal assets by experts. Alternatively, revise your disclosure to identify the experts that will be used.

Business of ACN, page 127

27.   We do not believe that the company has responded entirely to our prior comment 57 and reissue it in part. Please provide additional information about how the units were valued. In this regard, advise us of the EBITDA multiple used and the total value ascribed to ACN.

ACN Compensation Discussion and Analysis, page 145

28.   We note your disclosure in footnote one to the Summary Compensation Table that

members of ACN received units representing profit interests in ACN Holding LLC. With a view to disclosure, tell us if the value of these profit units can be calculated assuming the transaction is completed.

Financial Statements, page FS-1

Note C – Acquisitions and Dispositions, page FS-13

29.   We note your response to prior comment 68. Since Staff Accounting Bulletin Topic 1.J. relates only to the application of Rule 3-05 to initial public offerings, we believe that the analysis of the significance tests for each consummated acquisition should be based on Rule 3-05 as applied to the historical financial statements of ACN and the pre-acquisition financial statements of each acquired entity. Please provide your analysis of the significance of each consummated acquisition to ACN, including all supporting calculations.

*   *   *

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Carlton Tartar at (202) 551- 3387 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Williamson at (202) 551-3393 or James Lopez at (202) 551-3536.

Sincerely,

John Reynolds
Assistant Director

cc: Noah Scooler
        Graubard Miller
        Fax # (212) 818-8881